SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. 3)(1)

                           GRANITE BROADCASTING CORP.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    387241102
                                 (CUSIP Number)

                                    Copy to:
Mr. Edward Grinacoff                                 Michael R. Reiner, Esq.
Sandler Capital Management                           Morrison Cohen Singer &
767 Fifth Avenue, 45th Floor                          Weinstein, LLP
New York, New York 10153                             750 Lexington Avenue
Telephone (212) 754-8100                             New York, New York 10022
                                                     Telephone (212) 735-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 1998
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        (Continued on following page(s))

--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   - 1 of 15 -

CUSIP No. 387241102                    13D



________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sandler Associates

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         260,000 shares                                         2.5%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares                                                 0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         260,000 shares                                         2.5%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares                                                 0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     260,000 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________


                                  - 2 of 15 -

CUSIP No. 387241102                    13D



________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sandler Capital Management

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                                 0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    484,000 shares                                         4.6%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                                 0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    484,000 shares                                         4.6%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     484,000 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________


                                  - 3 of 15 -

CUSIP No. 387241102                    13D



________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael J. Marocco

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                                 0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    744,000 shares                                         7.1%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                                 0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    744,000 shares                                         7.1%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     744,000 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________


                                  - 4 of 15 -

CUSIP No. 387241102                    13D



________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John Kornreich

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                                 0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    849,000 shares                                         8.1%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                                 0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    849,000 shares                                         8.1%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     849,000 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________


                                  - 5 of 15 -

CUSIP No. 387241102                    13D



________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harvey Sandler

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         41,000 shares                                          0.4%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    745,250 shares                                         7.1%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         41,000 shares                                          0.4%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    745,250 shares                                         7.1%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     786,250 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________


                                  - 6 of 15 -

CUSIP No. 387241102                    13D



________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew Sandler

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                                 0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    744,000 shares                                         7.1%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                                 0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    744,000 shares                                         7.1%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     744,000 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________


                                  - 7 of 15 -

CUSIP No. 387241102                    13D



________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.K. Media, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                                                      [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         105,000 shares                                         1.0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares                                                 0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         105,000 shares                                        1.0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares                                                 0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     105,000 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________


                                  - 8 of 15 -

CUSIP No. 387241102                    13D



________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Phyllis Sandler

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                                                      [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,250 shares                                         0.01%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    41,000 shares                                         0.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,250 shares                                         0.01%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    41,000 shares                                         0.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,250 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 9 of 15 -

     This statement,  dated December 9, 1998, constitutes Amendment No. 3 to the
Schedule 13D, dated February 11, 1998, regarding the reporting persons ownership of common stock of Granite Broadcasting Corp. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 2.  Identity and Background.

         (a)  Phyllis Sandler is the wife of Harvey Sandler.
         (b)  Address:
                       17591 Lake Estate Drive
                       Boca Raton, Florida 33496
         (c)  Principal Occupation: Investments.
         (d)  No.
         (e)  No.
         (f)  Citizenship: United States.


ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source of funds for the acquisition of the additional securities was the general working capital of the various managed accounts, the general working capital of J.K. Media and the general working capital of Harvey Sandler, and the source of funds for the acquisition of the securities by Phyllis Sandler was the general working capital of Phyllis Sandler.

     The amount of funds used in acquiring the additional shares of Common Stock is set forth below:


                                          Number of        Purchase
                                            Shares           Price
                                          ---------       ----------
Accounts Managed by SCM                     56,000         $321,373
J.K. Media                                  31,000         $146,965
Harvey Sandler                              41,000         $250,239
Phyllis Sandler                              1,250         $  7,490

ITEM 4.  Purpose of Transaction.

     Other than the reporting persons' purchase or sale of additional securities of the Issuer, no reporting person has any present plan or proposal which would relate to or result in any

                                  - 10 of 15 -
of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5.  Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 10,473,545 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 9, 1998:

                                        Shares of           Percentage of Shares
                                      Common Stock             of Common Stock
Name                               Beneficially Owned        Beneficially Owned
----                               ------------------        ------------------

Sandler Capital Management             484,000  (1)                 4.6%
Sandler Associates                     260,000  (2)                 2.5%
Michael J. Marocco                     744,000  (1)(2)(3)           7.1%
John Kornreich                         849,000  (1)(2)(3)(4)        8.1%
Harvey Sandler                         786,250  (1)(2)(3)(5)(6)     7.5%
Andrew Sandler                         744,000  (1)(2)(3)           7.1%
J.K. Media                             105,000  (4)                 1.0%
Phyllis Sandler                         42,250  (3)(5)(6)           0.4%

     (b) By virtue of being the manager of certain accounts owning shares of Common Stock with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 484,000 shares of Common Stock, representing approximately 4.6% of the outstanding Common Stock.

     Sandler Associates has sole power to vote and to dispose of 260,000 shares of Common Stock, representing approximately 2.5% of the outstanding Common Stock.

     By virtue of being the sole shareholder of MJDM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 744,000 shares of Common Stock, representing approximately 7.1% of the outstanding Common Stock.

     By virtue of being the sole shareholder of Four JK Corp. and a general partner of Sandler Associates and J.K. Media, John Kornreich may be deemed to have shared power to vote

--------

     (1) Includes 484,000 shares of Common Stock held in accounts managed by SCM.

     (2)  Includes 260,000 shares of Common Stock owned by Sandler Associates.

     (3)  The  reporting   person  disclaims   beneficial   ownership  of  these
          securities, except to the extent of his/her/its equity interest therein.

     (4)  Includes 105,000 shares of Common Stock owned by J.K. Media.

     (5)  Includes 41,000 shares of Common Stock owned by Harvey Sandler.

     (6)  Includes 1,250 shares of Common Stock owned by Phyllis Sandler.


                                  - 11 of 15 -
and to dispose of 849,000 shares of Common Stock, representing approximately 8.1% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ARH Corp., a general partner of Sandler Associates and the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 745,250 shares of Common Stock, representing approximately 7.1% of the outstanding Common Stock. Harvey Sandler has sole power to vote and to dispose of 41,000 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ALCR Corp. and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 744,000 shares of Common Stock, representing approximately 7.1% of the outstanding Common Stock.

     J.K. Media has sole power to vote and to dispose of 105,000 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock.

     By virtue of being the husband of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 41,000 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock. Phyllis Sandler has sole power to vote and to dispose of 1,250 shares of Common Stock, representing approximately 0.01% of the outstanding Common Stock.

     (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D effected from October 9, 1998 through December 9, 1998, inclusive:


                                  - 12 of 15 -

Name                             Date Purchased (Sold)          No. of Shares            Price Per Share
----                             ---------------------          -------------            ---------------
Sandler Capital Management             10/13/98                     5,000                   $4.3125
                                       10/20/98                    20,000                    4.7656
                                       10/29/98                     1,000                    5.6250
                                       10/29/98                    (8,000)                   5.2500
                                       11/09/98                    30,000                    6.6291

J.K. Media                             10/20/98                    20,000                    4.7660
                                       11/23/98                     1,000                    6.8000

Harvey Sandler                         11/05/98                     1,000                    5.9370
                                       11/06/98                     3,000                    6.4370
                                       11/23/98                     2,000                    6.5620
                                       11/24/98                     2,000                    6.5000
                                       11/30/98                     5,000                    6.3750
                                       11/30/98                     5,000                    6.3120
                                       11/30/98                     1,000                    6.0620
                                       12/01/98                     4,000                    6.0000
                                       12/01/98                     4,000                    6.0620
                                       12/02/98                     1,000                    5.9370
                                       12/03/98                     1,000                    5.9370
                                       12/08/98                     4,000                    5.8120
                                       12/09/98                     4,000                    5.6870
                                       12/09/98                     4,000                    5.8130

Phyllis Sandler                        12/01/98                      950                     6.0000
                                       12/01/98                      300                     5.9680

     All purchases and sales of Common Stock were effected in open market transactions in the over-the-counter market.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.


ITEM 7.  Material to be Filed as Exhibits.

     Exhibit B - Agreement, effective as of December 9, 1998, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments as required by Rule 13d-1(f).

                                  - 13 of 15 -

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: February 11, 1999
                                   SANDLER ASSOCIATES


                                   By:  /s/ Michael J. Marocco
                                        --------------------------
                                        Name: Michael J. Marocco
                                        Title:   General Partner

                                        /s/ Michael J. Marocco
                                        --------------------------
                                        Michael J. Marocco

                                        /s/ John Kornreich
                                        --------------------------
                                        John Kornreich

                                        /s/ Harvey Sandler
                                        --------------------------
                                        Harvey Sandler

                                        /s/ Andrew Sandler
                                        --------------------------
                                        Andrew Sandler

                                        /s/ Phyllis Sandler
                                        --------------------------
                                        Phyllis Sandler

                                   SANDLER CAPITAL MANAGEMENT

                                   By:  ARH Corp.

                                   By:  Edward Grinacoff
                                        --------------------------
                                        Name: Edward Grinacoff
                                        Title: Secretary and Treasurer

                                   J.K. MEDIA, L.P.

                                   By:  John Kornreich
                                        --------------------------
                                        Name: John Kornreich
                                        Title: General Partner


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 14 of 15 -

                                                                       Exhibit B

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Granite Broadcasting Corp. and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 9th day of December, 1998.


                                   SANDLER ASSOCIATES


                                   By:  /s/ Michael J. Marocco
                                        --------------------------
                                        Name: Michael J. Marocco
                                        Title:   General Partner

                                        /s/ Michael J. Marocco
                                        --------------------------
                                        Michael J. Marocco

                                        /s/ John Kornreich
                                        --------------------------
                                        John Kornreich

                                        /s/ Harvey Sandler
                                        --------------------------
                                        Harvey Sandler

                                        /s/ Andrew Sandler
                                        --------------------------
                                        Andrew Sandler

                                        /s/ Phyllis Sandler
                                        --------------------------
                                        Phyllis Sandler

                                   SANDLER CAPITAL MANAGEMENT

                                   By:  ARH Corp.

                                   By:  Edward Grinacoff
                                        --------------------------
                                        Name: Edward Grinacoff
                                        Title: Secretary and Treasurer

                                   J.K. MEDIA, L.P.

                                   By:  John Kornreich
                                        --------------------------
                                        Name: John Kornreich
                                        Title: General Partner



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